     As filed with the Securities and Exchange Commission on April 14, 1999.
                                                      Registration No. 333-75965

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1
                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              SPEEDFAM-IPEC, INC.
             (Exact name of Registrant as specified in its charter)

            Illinois                                      36-2421613
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

         305 North 54th Street, Chandler, Arizona 85226; (602) 961-2175 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Richard J. Faubert
                      President and Chief Executive Officer
         305 North 54th Street, Chandler, Arizona 85226; (602) 705-2100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of communications to:
                                 Roger K. Marach
                             SpeedFam - IPEC, Inc.
                             Chief Financial Officer
                              305 North 54th Street
                             Chandler, Arizona 85226

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO PUBLIC: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and List the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  Subject to Completion, dated April 14, 1999


                               SPEEDFAM-IPEC, INC.



                       2,604,863  SHARES OF COMMON STOCK



         The company has registered up to 2,604,863 shares of the company's common stock that may be sold, from time to time, by the selling shareholders identified in this prospectus.

         The 2,604,863 shares consist of:

         - 177,500 shares of the company's common stock issuable to Intel Corporation, a selling shareholder, upon the exercise of warrants.

         - 333,773 shares of the company's common stock issuable to Fletcher International Limited, a selling shareholder, upon the exercise of a warrant.

         - 2,093,590 shares of the company's common stock issuable to selling shareholders identified in this prospectus upon the conversion of $115,000,000 aggregate principal amount of 6-1/4% Convertible Subordinated Notes, due September 15, 2004 of IPEC.

         The company will not receive any of the proceeds from the selling shareholders' sale of their common stock.


         The company's common stock trades on the Nasdaq National Market under the symbol "SFAM." On April 13, 1999, the closing price of the company's common stock as quoted on the Nasdaq National Market was $10 3/8.


         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this prospectus is April __, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

         The company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information at the Commission's public reference room in Washington, D.C. You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. You can also find these documents on the Commission's web site at www.sec.gov.

         This prospectus is part of the Registration Statement on Form S-3 that the company filed with the Commission to register shares of the company's common stock. This prospectus does not contain important information that you can find in the Registration Statement and in the annual, quarterly and special reports, proxy statements and other documents that the company files with the Commission.

         The Commission allows the company to "incorporate by reference" information previously filed with the Commission. The company can disclose in this prospectus important information to you by referring you to those documents. The information incorporated in this prospectus by reference is an important part of this prospectus, except where any of the information has been modified or superceded by the information in this prospectus or in information incorporated by reference in this prospectus.

         Also, some information that the company files after the date of this prospectus with the Commission will automatically be incorporated in this prospectus and update and supercede this information. The company incorporates by reference the documents listed below and any future filings made with the Commission by the company under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered by this prospectus are sold:

               1. The company's Prospectus filed pursuant to Rule 424(b) on March 9, 1999 (Registrant - No. 333-71897)

               2. The company's Annual Report on Form 10-K/A for the fiscal year ended May 31, 1998 (File No. 0-26784);

               3. The company's Quarterly Report on Form 10-Q/A for the quarter ended August 31, 1998 (File No. 0-26784);

               4. The company's Quarterly Report on Form 10-Q/A for the quarter ended November 30, 1998 (File No. 0-26784);


               5. The company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1999 (File No. 0-26784);



               6. The company's Current Report on Form 8-K dated November 19, 1998 (File No. 0-26784);



               7. The company's Current Report on Form 8-K dated April 6, 1999 (File No. 0-26784);



               8. Description of the common stock of the company contained in the Registrant's Form 8-A (File No. 0-26784) filed with the Commission on September 18, 1995.



               9. Integrated Process Equipment Corp.'s Annual Report on Form 10-K/A for the fiscal year ended June 30, 1998 (File No. 0-20470);



               10. Integrated Process Equipment Corp.'s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998 (File No. 0-20470);



               11. Integrated Process Equipment Corp.'s Quarterly Report on Form 10-Q/A for the quarter ended December 31, 1998 (File No. 0-20470);



               12. Integrated Process Equipment Corp.'s Current Report on Form 8-k dated January 31, 1999 (File No. 0-20470);



               13. Integrated Process Equipment Corp.'s Current Report on Form 8-k dated January 19, 1999 (File No. 0-20470); and



               14. Integrated Process Equipment Corp.'s Current Report on Form 8-k dated November 19, 1998 (File No. 0-20470);


         The company will provide, without charge, to each person who receives a copy of this prospectus a copy of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

                             SpeedFam-IPEC, Inc.
                             305 North 54th Street
                             Chandler, Arizona  85226
                             Attention:  Investor Relations
                             Telephone Number:  (602) 705-2100


YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE COMPANY IS NOT MAKING AN OFFER OF THE SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.


                                   THE COMPANY

         RECENT DEVELOPMENTS. On April 6, 1999, the shareholders of SpeedFam International, Inc. and Integrated Process Equipment Corp. approved the merger of their two companies and related transactions. Pursuant to the merger, IPEC became a wholly owned subsidiary of SpeedFam and SpeedFam was renamed SpeedFam-IPEC, Inc. As a result of the merger, holders of regular common and Class A common stock of IPEC received .71 of one share of the company's common stock for each IPEC share they owned. Pursuant to the merger, the company assumed IPEC's outstanding warrants and guaranteed IPEC's 6-1/4% Convertible Subordinated Notes due September 15, 2004. IPEC's warrants and notes outstanding as of April 6, 1999 are exercisable for or convertible into, as the case may be, shares of the company's common stock on an adjusted basis, in accordance with the exchange ratio.

                                  RISK FACTORS



         You should carefully consider the risks described below before making your decision regarding whether to purchase the common stock offered by this prospectus. Additional risks and uncertainties presently unknown to the company or that the company currently believes are immaterial may also negatively impact business operations. If any of these risks occurs, the company's business, financial condition and results of operations could be seriously harmed.

RISKS RELATED TO THE MERGER

         IF THE COMPANY DOES NOT INTEGRATE THE TECHNOLOGY AND OPERATIONS OF SPEEDFAM AND IPEC QUICKLY AND EFFECTIVELY, THE POTENTIAL BENEFITS OF THE RECENT MERGER MAY NOT OCCUR. Achieving the merger's potential benefits will require the company to reduce excess personnel and redundant facilities and equipment. Management's choices in this regard may not prove optimal in the long term. In addition, the company must integrate all components of SpeedFam's and IPEC's previously individual operations, including the following:

         - Sales and marketing operations, including international distribution channels. Prior to the merger, internationally, SpeedFam distributed its products through a direct sales force while IPEC used distributors. Combining international sales channels could result in expense or customer confusion.

         - Product offerings, including marketing of products to the other's customers.

         -  Research and development programs.

         - Manufacturing operations and philosophies. Prior to the merger, SpeedFam assembled components purchased from multiple vendors, while IPEC manufactured many of its products' components and purchased others from vendors.

         -  Field service support for CMP equipment.

         - Management information and reporting systems. Since SpeedFam and IPEC used different management information systems, the company may face difficulties obtaining timely and accurate information, data and reports to operate the combined company effectively until integration is completed.

         The company cannot be certain that it can achieve integration of these components without adversely impacting operations. To the extent management focuses on integration, it may not be able to develop the business.


         THE SUBSTANTIAL EXPENSES OF THE RECENT MERGER WILL HAVE A NEGATIVE IMPACT ON RESULTS OF OPERATIONS. The Company has incurred, and will incur, substantial expenses to complete the merger, including estimated costs of approximately $6.5 million for financial, accounting and legal advisors and for the special meetings of shareholders.



         The Company is evaluating its strategic alternatives to increase the profitability of the Company. These strategies relate to work force reductions, discontinuing product lines and eliminating duplicate facilities. The Company expects that these strategies will result in recoverability issues for certain assets. The Company expects to incur in the fourth quarter of its fiscal year 1999, which ends May 31, 1999, a charge for severance costs, inventory adjustments and asset impairments related to discontinued products lines, cancellations of real estate leases and other merger expenses totaling an estimated $50 to $70 million. Additional costs presently unknown may also negatively impact the results of operations following the merger.

         - Estimated costs of $6.5 million for financial, accounting and legal advisors and for the special meetings of shareholders.

         -  Integration costs that currently cannot be estimated.

         These expenses will negatively impact the company's results of operations for at least one year following the merger. Additional costs presently unknown may also negatively impact results of operations after the merger, and may result in the possibility of charges to be taken by the company. These expenses include those relating to severance costs, inventory adjustments, relocation costs, cancellation of real estate leases and the implementation of a uniform management information system.

         THE MERGER MAY RESULT IN A LOSS OF KEY EMPLOYEES. The company's success following the merger depends on retaining and integrating SpeedFam and IPEC personnel. The company has signed agreements with a few key IPEC employees to retain their services. However, company employees may leave for many reasons, including:

         - As integration proceeds, the company anticipates eliminating excess personnel in many functional areas. Other employees may leave for varied reasons, such as increased workloads or the mistaken assumption that the individual's job will be terminated.

         - New and different corporate culture. Prior to the merger, SpeedFam and IPEC had different corporate cultures. IPEC's employees had greater autonomy than in SpeedFam's organization, which emphasized, and continues to emphasize, more centralized planning and control methods.

         - Competition for qualified personnel in the industry served by the company, particularly in the Phoenix metropolitan area, is intense. SpeedFam and IPEC had experienced difficulty in attracting qualified personnel in the past. The company expects to experience the same difficulty in the future.

         - Competitors may continue to recruit employees during integration. This is common in mergers in the technology industry.

RISKS RELATED TO BUSINESS AND OPERATIONS

         THE COMPANY'S GROWTH DEPENDS ON CONTINUED AND INCREASED ACCEPTANCE OF CMP AMONG SEMICONDUCTOR MANUFACTURERS. While CMP is used by a number of advanced logic semiconductor manufacturers, CMP has been used to manufacture advanced memory devices only in the past 2 years. Continued and increased acceptance of CMP systems depends on many factors considered by potential customers, including the CMP product's:

         -  cost of ownership

         -  throughput

         -  process flexibility

         -  performance, including reliability

         -  customer support

         Failure to adequately meet potential customers' needs with respect to one or more of these factors will result in decreased acceptance of CMP and, therefore, the company's CMP systems, which will in turn negatively impact the company's profitability.

         THE CURRENT SLOWDOWN IN THE SEMICONDUCTOR INDUSTRY CONTINUES TO NEGATIVELY IMPACT THE COMPANY'S PROFITABILITY. The company is currently experiencing a slowdown in product demand and volatility in product pricing for the following reasons:

         -  the cyclical nature of the semiconductor industry

         -  general overcapacity of customers

         -  the financial crisis in Asia

         This slowdown has reduced the revenue to the company in recent periods. The company believes that the slowdown will continue to negatively impact revenue performance for at least the next 12 to 18 months. Despite the slowdown, however, the company will continue to invest in research and development and customer support to remain competitive. This will result in reduced profitability for the company.


         BOTH SPEEDFAM AND IPEC HAD LOSSES PRIOR TO THE MERGER AND THE COMPANY EXPECTS LOSSES IN THE NEAR FUTURE. SpeedFam had net losses of $2.1 million in the quarter ended February 28, 1999, $4.3 million in the quarter ended November 30, 1998, and $5.5 million in the quarter ended May 31, 1998. SpeedFam did not have a net loss for the quarter ended August 31, 1998, but did have an operating loss of $3.5 million. IPEC had net losses of $16.1 million in the quarter ended March 31, 1999, $14.0 million in the quarter ended December 31, 1998, and $10.1 million in the quarter ended September 30, 1998. These losses were primarily the result of the slowdown in the industry combined with increasing investment in research and development. The company currently believes it will continue to experience losses as long as the industry slowdown continues.


         THE COMPANY FACES INTENSE COMPETITION, INCLUDING FROM COMPANIES WITH GREATER RESOURCES. Several companies currently market CMP systems that directly compete with the company's products, including Applied Materials, Inc. and Ebara Corporation. For several reasons, the company may not compete effectively with competitors, including:

         - Some competitors may have greater financial resources than the company. They also may have more extensive engineering, manufacturing, marketing and customer service and support capabilities.

         - Some competitors may supply a broader range of semiconductor capital equipment than the company. As a result, these competitors may have better relationships with semiconductor manufacturers, including current and potential customers of the company.

         - The company expects competitors to continue to improve their existing technology and introduce new products. This could cause a decline in the company's sales or lead to intensified price-based competition.

         - Other capital equipment manufacturers not currently involved in the development of CMP systems may enter the market or develop technology that reduces the need for the company's products.

         THE COMPANY MAY NOT DEVELOP PRODUCTS IN TIME TO MEET CHANGING TECHNOLOGIES. Semiconductor manufacturing equipment and processes are subject to rapid technological changes and product obsolescence. Developing new products in the rapidly evolving industry in which the company operates involves a number of risks:

         - Products may be introduced behind schedule or after customers have made buying decisions.

         -  Products may not be accepted in the marketplace.

         After the merger, competitive pressures will require the company to continue to develop or enhance products, including both the copper and dual damascene processes, end-point detection metrology, post-CMP cleaning and a 300 mm CMP system to address current and future needs of semiconductor manufacturers. The company will also continue to develop products and processes for thin film memory disk manufacturers and to enhance the plasma-assisted chemical etch processes.

         PRODUCT OR PROCESS DEVELOPMENT PROBLEMS COULD HARM THE COMPANY'S RESULTS OF operations. The company's products are complex, and from time to time have defects or "bugs" that are difficult and costly to fix. This can harm results of operations for the company in two ways:

         - The company incurs substantial costs to ensure the functionality and reliability of products earlier in their life cycle. This can reduce orders, increase manufacturing costs, adversely impact working capital and increase service and warranty expenses.

         - The company requires significant lead-times between product introduction and commercial shipment. As a result, the company may have to write off inventory and other assets related to products and could lose customers and revenue.

         THE COMPANY'S QUARTERLY OPERATING RESULTS WILL FLUCTUATE. The company's quarterly operating results, like SpeedFam's and IPEC's prior to the merger, will fluctuate due to a variety of factors, including:

         - Industry demand for capital equipment, which depends on economic conditions in the semiconductor, memory disk and silicon wafer markets.

         - Timing, cancellation or delay of customer orders and shipments. The company derives a significant portion of revenue from the sale of a relatively small number of machines during a given quarter. Order and delivery delays and cancellations, even of one or two systems, may cause the company to miss quarterly revenue and profit projections.

         - Unexpected costs associated with sales and service of the CMP tools and processes.

         - The quarterly operating results of the company's joint ventures, which the company accounts for on the equity method.

         -  Foreign currency exchange rates.

         You should not consider results of operations in any period as an indication of future results. Fluctuations in the company's operating results may also result in fluctuations in the company's common stock price. In future quarters, operating results may not meet the expectations of public market analysts or investors and the trading price of the company's common stock could decline.

         ORDERS IN BACKLOG MAY NOT RESULT IN FUTURE REVENUE. The company includes in backlog only those customer orders for which the company has accepted purchase orders. Expected revenue may be lower if customers cancel or reschedule orders, which they can generally do without penalty.
For example, IPEC removed orders of approximately $12.0 million from its backlog in the fourth quarter of fiscal 1997, primarily due to delays in, and ultimately the suspension of, construction of a wafer fabrication facility for a customer in Thailand.

         THE COMPANY WILL DEPEND ON A SMALL NUMBER OF MAJOR CUSTOMERS. For the foreseeable future, the company expects that it will sell machines to a limited number of major customers. To date, the CMP process has been used primarily to fabricate advanced semiconductors, which accounts for only a portion of the overall semiconductor market.

         In fiscal 1998, no SpeedFam customer accounted for 10.0% or more of its total revenue. In fiscal 1997, AMD accounted for 12.8% and Komag accounted for 10.3% of SpeedFam's total revenue. In fiscal 1998, Intel represented 38.3% and Tokyo Electron represented 12.0% of IPEC's revenue. In fiscal 1997, Intel represented 51.0% of IPEC's revenue.

         THE ASIAN FINANCIAL CRISIS IS HARMING THE COMPANY'S BUSINESS. The company expects reduced sales to Asian customers for at least the next 12 to 18 months, which will negatively impact the company's sales growth and revenue performance. A substantial portion of worldwide semiconductor manufacturing capacity is located in the Far East. Pacific Rim countries are experiencing severe currency and financing problems that are contributing to economic slowdowns or recessions in those countries. The company's U.S. dollar-denominated products have become more expensive in certain Asian countries. In addition, some customers in these countries may not be able to obtain satisfactory financing terms to allow them to place volume orders or pay for equipment that has been shipped.

         THE COMPANY'S FUTURE SUCCESS DEPENDS ON INTERNATIONAL SALES. International sales accounted for 31.7% of SpeedFam's net sales for fiscal year 1998, 31.2% for fiscal year 1997 and 21.7% for fiscal year 1996. International sales accounted for 45.5% of IPEC's revenue in its fiscal 1998, 26.6% in fiscal 1997 and 27.8% in fiscal 1996. The company expects that international sales will continue to account for a significant portion of the company's net sales in future periods. International sales are subject to risks, including:

         -  foreign exchange issues

         - political, economic and regulatory environments of the countries where customers are located

         -  collectibility of accounts receivable

         -  inadequate intellectual property protection

         Foreign exchange issues also affect the value of the company's foreign subsidiaries and the company's equity interest in its Far East joint venture. The company does not manage this balance sheet risk through currency transactions known as "hedging," which are designed to minimize this risk. The company does try to manage near-term currency risks through "hedging." However, efforts may not be enough to decrease the risks involved.

         IF THE COMPANY IS UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, ITS BUSINESS COULD SUFFER. The company's intellectual property portfolio is very important to the potential success of the company. However, the company may not be able to protect its technology because:

         - pending and new patent applications may not be approved in a timely manner or approved at all

         - third parties may try to challenge or invalidate existing patents and new patents

         - policing unauthorized use of intellectual property is difficult and expensive

         - the laws of some foreign countries do not protect intellectual property rights as much as U.S. laws

         - competitors may independently develop similar technology or design around intellectual property owned by the company

         THIRD PARTIES MAY PREVENT THE COMPANY FROM SELLING PRODUCTS THAT INFRINGE ON THOSE THIRD PARTIES' INTELLECTUAL PROPERTY RIGHTS. The company cannot be certain that third parties will not in the future claim that its products infringe their intellectual property rights. Third parties may

         -  bring claims of patent, copyright or trademark infringement

         - obtain patents or other intellectual property rights that limit the company's ability to do business or require the company to license or cross-license technology

         -  bring costly, time-consuming lawsuits

         Third parties hold many patents relating to CMP machines and processes. The company licenses the right to manufacture CMP machines employing an orbital motion in its AvantGaard 676, 776 and 876 from a semiconductor manufacturer.

         THE COMPANY MAY EXPERIENCE YEAR 2000 COMPUTER PROBLEMS THAT HARM ITS BUSINESS. Certain computer systems may not correctly recognize dates when the year changes from 1999 to 2000. This could cause computers to either shut down or lead to incorrect calculations. The company has reviewed its exposure to this problem, and does not believe it will incur significant expenses either to remedy the problem or as a result of the effect of the problem on business operations. However, year 2000 issues may cause disruptions in the company's business for the following reasons:

         - The company cannot be certain that the measures taken are enough. Despite completed efforts, the company may incur significant expenses to remedy unforeseen problems or the company may suffer disruptions in its business.

         - Third parties with whom the company has relationships may not successfully complete their year 2000 remediation efforts. This could also result in disruptions in the company's business, which would harm its financial condition, results of operations and business prospects.

                           FORWARD LOOKING STATEMENTS

         Certain statements made in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements contained or incorporated by reference in this document, including statements to the effect that the company or its management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues," or "estimates," or statements concerning "potential," or "opportunity" or other variations of these words that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially and adversely from those expressed or implied in such forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" beginning on page 3, which you should carefully review.

                        YEAR 2000 READINESS DISCLOSURES

         The statements made in "Risk Factors -- The company may experience year 2000 computer problems that harm its business" on page 9 are "Year 2000 Readiness Disclosures" within the meaning of Section 3(9) of the Year 2000 Information and Readiness Disclosure Act. The protection of this Act does not apply to federal securities fraud actions.


                                 USE OF PROCEEDS

         The company will not receive any proceeds from the sale of the shares offered by this prospectus.


                              SELLING SHAREHOLDERS

         The following table sets forth certain information known to us with respect to ownership of our common stock as of April 6, 1999 by each selling shareholder. In some instances, where the identity of the beneficial owner of the securities could not be ascertained, the selling shareholder named is the record holder of the securities.


          SELLING SHAREHOLDERS IN CONNECTION WITH EXERCISE OF WARRANTS

                                            Number of Shares of Common Stock
       Selling Shareholder                       Owned and Offered Hereby
       -------------------                       ------------------------
Intel Corporation (1)                                     177,500
Fletcher International Limited (2)                        333,773

         SELLING SHAREHOLDERS IN CONNECTION WITH CONVERSION OF THE NOTES

                                                                        Number of Shares of
                                               Principal Amount            Common Stock
                                                   of Notes              Owned and Offered
      Selling Shareholder                    Beneficially Owned ($)          Hereby (3)
      -------------------                    ----------------------     -------------------

The Bank of New York                               9,875,000                 179,775
Bankers Trust company                              8,180,000                 148,917
Bear Stearns Securities Corp.                     17,805,000                 324,142
Boston Safe Deposit and Trust
  Company                                          4,320,000                  78,646
Brown Brothers Harriman & Co.                     11,130,000                 202,623
BT Alex. Brown Incorporated                          852,000                  15,510
Chase Manhattan Bank                              16,990,000                 309,305
Charles Schwab & Co., Inc.                            25,000                     455
Dain Rauscher Incorporated                           125,000                   2,275
DB Clearing Services (Deutsche
   Morgan Grenfell)                                3,000,000                  54,615
Donaldson, Lufkin and Jenrette
   Securities Corporation                             10,000                     182
First Clearing Corporation                            20,000                     364
First Marathon Securities Limited                    500,000                   9,102
Huntington National Bank                           1,050,000                  19,115
Investors Bank & Trust company                       200,000                   3,641
Lewco Securities Corp.                               573,000                  10,431
Lehman Brothers International                      9,000,000                 163,846
Merrill Lynch, Pierce, Fenner &
   Smith, Inc. Safe Keeping                        8,520,000                 155,107
Merrill Lynch, Pierce, Fenner &
   Smith, Inc. Debt Securities                       100,000                   1,820
Morgan Stanley & Co. Incorporated                    175,000                   3,185
National Financial Services
   Corporation                                        10,000                     182
The Northern Trust Company                           950,000                  17,294
PNC Bank, National Association                     1,050,000                  19,115
Salomon Smith Barney Inc.                             15,000                     273
State Street Bank and Trust
   Company                                        20,270,000                 369,017
Southwest Securities, Inc.                            30,000                     546
Dean Witter Reynolds, Inc.                            50,000                     910

                                                                        Number of Shares of
                                               Principal Amount            Common Stock
                                                   of Notes              Owned and Offered
      Selling Shareholder                    Beneficially Owned ($)          Hereby (3)
      -------------------                    ----------------------     -------------------

Fifth Third Bank                                     175,000                   3,185
                                                 -----------             -----------

         Total                                   115,000,000               2,093,590
                                                 ===========             ===========

         Total Shares Offered Hereby                                       2,604,863


------------------------
(1) Intel acquired beneficial ownership of SpeedFam-IPEC, Inc. common stock by exercising warrants issued to Intel pursuant to a Warrant Purchase Agreement, dated October 4, 1996, between IPEC and Intel and assumed by SpeedFam-IPEC, Inc. pursuant to the merger agreement between SpeedFam International, Inc. and IPEC.

(2) Fletcher acquired beneficial ownership of SpeedFam-IPEC, Inc. common stock by exercising warrants issued to Fletcher by IPEC pursuant to a Subscription Agreement, dated December 12, 1996, between Fletcher and IPEC and assumed by SpeedFam-IPEC, Inc. pursuant to the merger agreement between SpeedFam International, Inc. and IPEC.

(3) Assumes a conversion price of $54.93. Under the terms of indenture, cash will be paid in lieu of fractional shares, if any.

         The warrants and notes - together, the "securities" - were originally issued by IPEC and sold in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) or other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under Regulation D of the Securities Act). The selling shareholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the common stock issued upon exercise or conversion, as the case may be, of the securities.

         The selling shareholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their securities since the date in which the information on the preceding table is presented. Information concerning the selling shareholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling shareholders may offer all or some of the common stock issuable upon conversion of the securities pursuant to the offering contemplated by this prospectus, no estimate can be given as to the amount of the common stock issuable upon conversion thereof that will be held by the selling shareholders upon the termination of any such sales. In addition, the selling shareholders identified above may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

         The per share exercise and conversion price, and therefore the number of shares issuable upon exercise or conversion, as the case may be, of the securities, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon exercise or conversion, as the case may be, offered hereby may increase or decrease.

                              PLAN OF DISTRIBUTION

         Any or all of the shares covered by this prospectus may be sold from time to time by the selling shareholders, their pledgees, donees, transferees or distributees, or their respective successors-in-interest. The selling shareholders may sell all or a portion of the shares held by them from time to time while the registration statement of which this prospectus is a part remains effective. The aggregate proceeds to the selling shareholders from the sale of shares offered by the selling shareholders hereby will be the prices at which such shares are sold, less any commissions. There is no assurance that the selling shareholders will sell any or all of the shares offered hereby.

         The selling shareholders may sell the shares on the Nasdaq National Market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by selling shareholders by one or more of the following methods, including, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (d) privately negotiated transactions, and
(e) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling shareholders (or, if any such broker or dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated. Brokers and dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker or dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker's or dealer's commitment to such selling shareholder. Brokers and dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve block transactions and sales to and through other brokers and dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling shareholders may also sell the shares in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus.

         In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with brokers and dealers or other financial institutions. In connection with such transactions, brokers and dealers or other financial institutions may engage in short sales of the company's common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with brokers and dealers or other financial institutions which require the delivery to such broker or dealer or other financial institution of this prospectus and may resell pursuant to this prospectus. The selling shareholders may also pledge shares to a broker or dealer or other financial institution, and, upon a default, such broker or dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus.

         The selling shareholders and any brokers, dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker, dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not bid for or purchase shares of our common stock during a period which generally commences one business day prior to such person's participation in the distribution, subject to certain exceptions.

         The company is responsible for the expenses incident to the offering and sale of the shares (other than commissions, discounts and fees of underwriters, dealers or agents) in accordance with the agreements pursuant to which registration rights were granted to the selling shareholders. The company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with this offering to be borne by the company are:

              Registration fee.................      $ 9,052
              Printing expenses................        5,000
              Accounting fees and expenses.....        7,500
              Legal fees and expenses..........        7,500
              Miscellaneous....................        5,948
                                                     ------------
                      TOTAL....................      $35,000
                                                     ============

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 8.75 of the Illinois Business Corporation Act of 1983, as amended (the "BCA") sets forth the conditions and limitations governing the indemnification of officers, directors, and other persons.

         Reference is made to Article X of SpeedFam's Bylaws which provides for indemnification of directors, officers, employees or agents of SpeedFam's to the full extent permitted by the above-mentioned section of the Act.

         Section 8.75(g) of the BCA and Article X, Section (g) of the Bylaws also authorize SpeedFam to purchase and maintain insurance on behalf of any director, officer, employee or agent of SpeedFam against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not SpeedFam would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of the Act or Bylaws. SpeedFam currently maintains a directors and officers liability policy in the amount of $5 million.

ITEM 16.   EXHIBITS.

       2.1 Agreement and Plan of Merger dated November 19, 1998. Incorporated by reference to Exhibit 2.1 to the Registrants Form S-4 filed on February 5, 1999 (Registration No. 333-71897).

       4.1 Warrant Purchase Agreement, dated as of October 4, 1996, between Integrated Process Equipment Corp. and Intel Corporation. Incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corp.'s Quarterly Report on Form 10-Q filed on November 14, 1996 for the Quarter ended September 30, 1996 (File No. 0-20470).

       4.2 Subscription Agreement, dated as of December 12, 1996, between Integrated Process Equipment Corp. and Fletcher International Limited Incorporated by reference to Exhibit 99.1 to Integrated Process Equipment Corp.'s Current Report on Form 8-K filed on December 30, 1996 for reporting date December 16, 1996 (File No. 0-20470).

       4.3 Indenture between the Integrated Process Equipment Corp. and State Street Bank and Trust company of California, N.A., dated as of September 15, 1997. Incorporated by reference to Exhibit 10.2 to Integrated Process Equipment Corp.'s Quarterly Report on Form 10-Q filed on November 13, 1997 for the Quarter ended September 30, 1997 (File No. 0-20470).

       4.4 Registration Rights Agreement between Integrated Process Equipment Corp. and the Initial Purchasers, dated September 15, 1997. Incorporated by reference to Exhibit 4.12 to Integrated Process Equipment Corp.'s Registration Statement on Form S-3 filed on December 16, 1997 (File No. 333-42369).


      *5.1     Opinion of Chapman and Cutler.



      *23.1    Consent of Chapman and Cutler (included in Exhibit 5).



      *23.2    Consent of KPMG LLP.



      *23.3    Consent of KPMG LLP.



      *24      Power of Attorney of the Registrant.


---------------------
* Previously filed.


ITEM 17.   UNDERTAKINGS.

      (a)  The Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement,

                   (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs
              (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 159d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The Registrant hereby undertakes that, for purposes of determining any Liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such Liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona, on April 14, 1999.



                                       SPEEDFAM-IPEC, INC.




                                       By /s/ Roger K. Marach
                                          ----------------------
                                              Roger K. Marach
                                          Chief Financial Officer
                                          (Principal Finanacial Officer)

                                POWER OF ATTORNEY




         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




         SIGNATURES                                    TITLE                                DATE

             *                      Co-Chairman and Director
    -------------------
      James N. Farley

             *                      Co-Chairman and Director
     ------------------
       Sanjeev Chitre

             *                      Vice Chairman and Director
     ------------------
       Makoto Kouzuma

             *                      Chief Executive Officer and Director
   ----------------------              (Principal executive officer)
     Richard J. Faubert

    /s/ Roger K. Marach             Treasurer, Assistant Secretary and Chief           April 14, 1999
    -------------------             Financial Officer (Principal financial and
      Roger K. Marach               accounting officer)

             *                                       Director
     -----------------
       Neil R. Bonke

                                                     Director
   ----------------------
     William J. Freschi

                                                     Director
    -------------------
      Richard S. Hill

                                                     Director
      ----------------
        Kenneth Levy

             *                                       Director
   ---------------------
     Roger D. McDaniel

* by /s/ Roger K. Marach                                                               April 14, 1999
------------------------
     Roger K. Marach
    Attorney-in-fact

                                 EXHIBIT INDEX

       2.1 Agreement and Plan of Merger dated November 19, 1998. Incorporated by reference to Exhibit 2.1 to the Registrants Form S-4 filed on February 5, 1999 (Registration No. 333-71897).

       4.1 Warrant Purchase Agreement, dated as of October 4, 1996, between Integrated Process Equipment Corp. and Intel Corporation. Incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corp.'s Quarterly Report on Form 10-Q filed on November 14, 1996 for the Quarter ended September 30, 1996 (File No. 0-20470).

       4.2 Subscription Agreement, dated as of December 12, 1996, between Integrated Process Equipment Corp. and Fletcher International Limited Incorporated by reference to Exhibit 99.1 to Integrated Process Equipment Corp.'s Current Report on Form 8-K filed on December 30, 1996 for reporting date December 16, 1996 (File No. 0-20470).

       4.3 Indenture between the Integrated Process Equipment Corp. and State Street Bank and Trust company of California, N.A., dated as of September 15, 1997. Incorporated by reference to Exhibit 10.2 to Integrated Process Equipment Corp.'s Quarterly Report on Form 10-Q filed on November 13, 1997 for the Quarter ended September 30, 1997 (File No. 0-20470).

       4.4 Registration Rights Agreement between Integrated Process Equipment Corp. and the Initial Purchasers, dated September 15, 1997. Incorporated by reference to Exhibit 4.12 to Integrated Process Equipment Corp.'s Registration Statement on Form S-3 filed on December 16, 1997 (File No. 333-42369).

      *5.1     Opinion of Chapman and Cutler.



      *23.1    Consent of Chapman and Cutler (included in Exhibit 5).



      *23.2    Consent of KPMG LLP.



      *23.3    Consent of KPMG LLP.



      *24      Power of Attorney of the Registrant.


--------------------
* Previously filed.